Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement
on Form S-4: 333-168320

The following is a transcript of Aon Corporation’s earnings conference call held on July 30, 2010.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed merger, Aon filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. At the appropriate time, Aon and Hewitt will mail the definitive joint proxy statement/prospectus regarding the proposed merger to their respective stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

Event Name: Q2 2010 Aon Corporation Earnings Conference Call

Event Date: July 30, 2010 7:30 am central time

C: Greg Case;	Aon Corporation;President, CEO
C: Christa Davies;	Aon Corporation;EVP and CFO
P: Keith Walsh;	Citi;Analyst
P: Jay Cohen;	Banc of America/Merrill Lynch;Analyst
P: Meyer Shields;	Stifel Nicolaus;Analyst
P: Jay Gelb;	Barclays Capital;Analyst
P: Dan Johnson;	Citadel Investment Group;Analyst
P: Matthew Heimermann;	JP Morgan;Analyst

Operator: Good morning and thank you for holding. Welcome to Aon Corporation’s second quarter 2010 earnings conference call. At this time all parties will be in a listen-only mode until the question-and-answer portion of today’s call. If anyone has an objection, you may disconnect your line at this time. I would also like to remind all parties that this call is being recorded and that it’s important to note that some of the comments in today’s call may constitute certain statements that are forward-looking in nature as defined by the Private Securities Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Information concerning risk factors that could cause such differences are described in the press release covering our second-quarter results, as well as having been posted on our web site.

In connection with the proposed transaction between Aon and Hewitt, Aon has filed a registration statement on Form S4 on July 26, 2010, which also constitutes a preliminary joint proxy statement for Aon and Hewitt and contains a preliminary prospectus for Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in its entirety the definitive joint proxy statement prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC, when they become available. They will contain important information about the proposed transaction.

Now it is my pleasure to turn the call over to Greg Case, President and CEO of Aon Corp. Sir, you may begin.

Greg Case: Thanks very much and good morning, everyone and welcome to our second-quarter 2010 conference call. Joining me here today is our CFO, Christa Davies.

To begin, this was an incredibly exciting quarter highlighted by the recent announcement of our pending merger Hewitt, creating Aon Hewitt, a global leader in human capital solutions and, in addition to that, the beginning of our four-year partnership with Manchester United, which will substantially strengthen Aon’s brand recognition around the globe.

Against this backdrop, these great highlights, our team is proud to deliver results that represent a strong quarter of continued progress and momentum. As we said before, irrespective of economic conditions, a soft market or other challenges outside our control, we continue to execute on our plan to substantially strengthen our firm, positioning Aon as the preeminent global professional services firm in the world focused on risk and human capital solutions. Consistent with our previous quarterly updates, I would like to cover three areas before turning the call over to Christa for further financial review. First is our performance against key commitments to shareholders. Second is continued areas of investment across Aon, including a brief update on the progress at Aon Hewitt. And third is overall organic growth performance.

On the first topic, our performance versus commitments, each quarter we measure our performance against the three metrics we committed to shareholders to achieving over the course of the year — to grow organically, expand margins and increase earnings per share. In the second quarter, organic revenue declined 1%, an improvement from a negative 3% in the prior quarter as consulting delivered positive organic revenue for the first time since Q1 of 2009 and brokerage delivered significant improvement with organic growth coming from key areas, such as Latin America, Asia Pacific and benefits from our GRIP platform.

Adjusted operating margin increased 110 basis points, highlighted by a 200-basis-point improvement in brokerage as strong operational performance offset a modest decline in organic revenue and fiduciary investment income. EPS on an adjusted basis increased 7% to $0.81, representative of strong operational performance and effective capital management in a challenging macro environment. Overall, a solid quarter of operational performance as we continued to build and strengthen our client serving capabilities, focused on what we believe are two of the most important topics in the global economy today — risk and people, where we believe we are exceptionally well positioned to capture this opportunity.

On the second topic, further areas of investments, we believe we are in a unique position. Solid operating performance combined with expense discipline and a strong balance sheet continues to enable substantial investment in colleagues and capabilities. While we have got significant opportunity remaining to deliver cost savings under our restructuring programs, we continue to build on our leadership position and industry-leading capabilities.

Just a few examples — in brokerage we are investing in innovative technologies, such as our Global Risk Insight Platform and FAConnect to ensure that clients have seamless access to the best of global Aon in every local region around the globe. In fact, GRIP recently completed its 500,000th trade, highlighting the unique value of the platform. We’re also investing in additional capability as risk continues to increase in size and complexity around the globe with acquisitions such as Allied North America and FCC Global, strengthening our industry-leading construction capabilities as well with the acquisition of Carpenter Moore, strengthening our capabilities in professional liability.

We are also investing in client leadership to provide greater productivity and efficiency with the rollout of the Revenue Engine in EMEA and Asia-Pacific, our Aon Broking platform to better match client needs to ensure appetite for risk, and Client Promise, which is driving greater retention rates and ensuring clients fully understand our value proposition in a completely transparent way. And while we’re just beginning to realize the positive impact of these investments, we believe we’ll begin to see increasingly greater benefits as we move into 2011 and 2012.

In Consulting, we recently completed the acquisition of JP Morgan’s compensation and benefits business, strengthening our intellectual capital in key areas including pension, actuarial and advisory services, with over 150 colleagues in key markets across the US. In addition, we continue to invest in key leadership globally with senior leaders hired across practice areas, including health and benefits, retirement and management consulting both in the US and Asia-Pacific.

And of course, subsequent to the close in the second quarter we announced that Aon and Hewitt signed a definitive agreement under which Hewitt will merge with a subsidiary of Aon, Aon Consulting; and, upon close of the transaction, this segment will operate globally under a newly created Aon Hewitt brand. Together we will combine a portfolio of innovative products and services focused on what we believe, again, are two of the most important topics in the global economy today, risk and people. The combination of Hewitt, with its strength in consulting, benefits administration and HR business process outsourcing, and Aon Consulting, with strength in employee benefits, retirement and global compensation, just to name a few areas, will truly create a global leader in human capital solutions.

Since the announcement, we’ve had the opportunity to meet with a significant number of shareholders, and we are pleased with the positive reception and support we have received. Equally important is the support we’ve achieved from a number of our middle-market and large corporate clients, including several Fortune 100 clients who have already reached out to Aon as they recognize the breadth and depth of the Aon Hewitt products and services capability post close.

I’d also like to update your the progress we’re making with our integration planning, which is already well underway. As previously announced, Aon Hewitt will be led by Russ Fradin, Hewitt’s Chairman and CEO. Our team is truly excited to work with Russ and the entire team from Hewitt. An integration team comprised of leaders from both companies has been formed and is being led by Greg Besio, Aon’s head of global strategy and our CAO. We’ve got a team in place and we are approaching integration in a way that will ensure that we begin operating on day one post close in the strongest position possible.

Lastly, regarding key steps necessary to close the transaction, we filed for regulatory approval with HSR on July 23, filed our joint proxy and prospectus on July 26 and are currently in progress with filing our EU regulatory approval. In short, we are progressing as quickly as possible and are fully on track to close the transaction by mid-November following shareholder approval by both companies.

And while we are here today to take questions regarding our quarterly results, we thought it was important to briefly update you on the progress we’re making on the proposed merger. We fully expect to update you going forward on a regular basis as appropriate regarding any significant developments related to the merger.

In summary, on the topic of investments across both brokerage and consulting, our fundamental client serving capability continues to strengthen around the world. These investments, fully funded in the context of continued margin improvement, position Aon very well to take advantage of a changing global economy.

Finally, on the third topic of growth, I want to spend a few minutes discussing the quarter for both our brokerage and consulting segments. In brokerage, overall organic revenue for the segment declined 1% with improvement from previous quarters in both retail and reinsurance. In retail, we had strong growth geographically in Latin America and Asia Pacific and in benefits related to our GRIP platform. This offset continued pressure from lower exposures, reduced discretionary spend and the impact of pricing, which was down mid-single digits on average globally.

In reinsurance excess capital and generally positive loss experience continue to drive higher cedent retentions and soft pricing globally. Against these challenging headwinds, which are primarily market related, we are driving a set of initiatives that continue to strengthen our underlying performance and give us confidence that our brokerage business is well-positioned for long-term growth with retention rates 90% or better on average, including US retail, which posted its highest quarter ever at 93%, highlighting strong client satisfaction. New business generation of approximately $200 million in our retail brokerage business, up mid-single digits, really from diversified markets around the globe, including Latin America, Central and Eastern Europe, Africa, Italy and China, highlighting just some of the strength of our global client-serving capability and investments in capabilities with the rollout of GRIP, FAConnect and ImpactOnDemand across our Brokerage platform.

Turning to the individual areas across our brokerage business, in the Americas organic revenue increased 2% versus the prior-year quarter. Results reflected significant improvement of a negative 5% decline in Q1. We saw strong growth in both Latin America and in benefits related to our GRIP platform. We also saw improvement in our key construction services portfolio where the pipeline of infrastructure projects is very encouraging. And while we still expect pressure from both the economy and soft pricing on our renewal book, we anticipate continued modest growth.

Underlying trends highlight the work put in place over the last year to drive improved performance through pipeline management, productivity improvements, client service enhancements and increased commissions.

Turning now to the Europe, Middle East and Africa, EMEA, organic revenue decreased 3%. We saw strong growth in new business across the region in areas such as Italy, Spain, Portugal and Africa, more than offset by continued economic weakness and pressure on the renewal book in continental Europe and Ireland. Pricing was down low-single digits on average, and heavy export countries continue to be impacted by lower exposure units. Again, we’ve got 90%-plus retention rates and leadership positions across most markets in Europe, with stability in key countries such as Spain, Portugal and Italy.

As we’ve noted for the last few quarters, fragile economic conditions will continue to make results across the entire region lumpy on a quarterly basis, but we would expect modest improvement in the second half of the year.

Turning to the UK, organic revenue declined 6%. We were able to generate new business growth in a number of areas such as crisis management, space and power and other areas. However, lower exposures compounded by soft pricing continue to have an unfavorable impact on the renewal book of the region in a number of areas such as financial institutions and marine, among others. Fragile economic conditions will continue to make results across the region lumpy on a quarterly basis, as we’ve said before.

Turning to Asia Pacific, organic revenue was plus 3%. Results reflect continued improvement compared to the prior quarter and the highest rate of organic growth since Q4 2008. We saw growth in the number of key markets, including Australia and New Zealand as well as strong growth in a number of markets, including Taiwan and Singapore. These results were partially offset by continued economic weakness in Japan and political instability in Thailand.

Turning to reinsurance, organic revenue was negative 3% and the results reflect a modest improvement from the prior quarter. Higher cedent retentions and soft pricing globally were partially offset by growth in capital markets transactions. If you break down organic performance for the quarter, impact of the market drove a negative 5% organic decline, and these were driven by higher cedent retentions and soft pricing globally as the industry continues to be overcapitalized, partially offset by capital markets transactions which drove a positive 2% organic revenue.

We would expect to see continued pressure at a similar rate on the reinsurance book for the foreseeable future, driven by weak market conditions partially offset by growth in facultative and capital markets transactions, which again tend to be lumpy quarter to quarter.

Finally, turning to our Consulting segment, organic revenue increased 2%, a solid improvement from the prior quarter and the first quarter of positive organic growth since Q1 2009. We saw strong participation for selected global compensation surveys in our compensation consulting business and growth in our international health and benefits business also drove improved results. As economic conditions stabilize around the globe on average, we would expect to see continued modest growth driven by an encouraging pipeline in compensation consulting, an increase in discretionary-related work in new services such as dependent eligibility audits.

Additionally, we have a fully integrated our JP Morgan compensation and benefits acquisition that was completed in the first quarter, and this again strengthens our benefits consulting intellectual capital in key areas, including pension, actuarial and advisory services.

Taking a step back and thinking about our second quarter overall, we believe we delivered solid progress against our core commitments to shareholders. While we continue to face headwinds from the broader economy, we are driving a set of initiatives that are delivering strong core operational improvement, positioning Aon for long-term growth with greater client-serving capability and effectively allocating capital to maximize shareholder value creations.

I’m now pleased to turn the call over to Christa for further financial review.

Christa Davies: Thanks so much, Greg, and good morning, everyone. As Greg noted, our second-quarter results reflect continued progress to strengthen our industry-leading positions and client-serving capabilities across risk and human capital with simultaneous improvement in each of our three key financial metrics. The rate of organic revenue improved in both segments from the prior quarter. Strong expenses blend drove significant operating margin expansion, and EPS from continuing operations showed solid growth.

Now let me turn to the results of the second quarter. GAAP EPS from continuing operations was $0.63 a share for the second quarter. Our core EPS performance is reflected in an adjusted EPS of $0.81 per share for the second quarter, up 7% compared to $0.76 in the prior-year quarter. The difference between GAAP and our adjusted EPS is $31 million, or $0.08 per share of restructuring charges and a non-cash charge for pension expense of $49 million, or $0.10 per share, which resulted from an adjustment to the market-related value of plan assets to properly reflect the merger of two US pension plans in 1999.

This adjustment has no material impact on the funded status of the plans, pension expense or expected contributions for the year.

Also included in the results, foreign currency translation had a favorable impact of approximately $0.02 per share on adjusted EPS results. As we look at translation impact for the second half of 2010, we would anticipate a very modest unfavorable impact on EPS, subject to movements in foreign currency.

Now let me talk about each of the segments. In our Brokerage segment, against an organic revenue decline of 1%, we delivered an adjusted operating margin of 21%, up 200 basis points from the prior-year quarter. Our performance for the quarter continues to demonstrate strong operational discipline and structural margin improvement, positioning the segment for greater operating leverage as economic conditions begin to improve around the globe. Adjusted brokerage operating income increased 11%, or $34 million, to $334 million. The year-over-year margin benefited by significant savings related to our restructuring program and operational improvements, partially offset by a 100-basis-point decline related to the decline in organic revenue and a 30-basis-point decline related to lower fiduciary investment income.

Let me spend a moment on each of the restructuring programs, key initiatives that are enabling concurrent funding of investments and delivering further long-term margin expansion. With respect to the 2007 restructuring program, we achieved approximately $113 million of savings in the second quarter, primarily in the Brokerage segment through workforce reductions. This compares to $110 million in the first quarter and $51 million in the prior-year quarter. We incurred $25 million of charges in the quarter and have approximately $4 million of total charges remaining under the program, which we expect to complete in the third quarter.

With respect to the Aon Benfield restructuring program, we achieved approximately $24 million in savings in the second quarter, primarily through workforce reductions. This compares to $22 million in the first quarter and $10 million in the prior-year quarter. We incurred $6 million of charges in the quarter and have approximately $30 million of total charges remaining under the program, of which we currently expect the majority to be completed in the second half of the year.

Overall, we continue to be ahead of original schedule on our restructuring programs. We have completed 96% of the charges as at the end of the second quarter, yet we still have approximately $168 million of incremental brokerage savings, or 29% still to achieve under these two programs between now and the end of 2011. There are five key initiatives that will drive growth in brokerage margin to 25%, the first out of restructuring savings and other operational improvement initiatives. The second is the continued rollout of the revenue engine. The third is Aon broking. All three of these are within our control.

In addition, there are two initiatives that will improve margins based on the external market improving. These are the improvements in the economy, specifically short-term interest rates and GDP growth, and the last one is improvements in insurance pricing. I would note in the first half of 2010, against a decline in organic revenue of 2% in brokerage, operating margins have expanded 90 basis points to 20.8%.

Turning to the Consulting segment, organic revenue decreased 2%, and we delivered an adjusted operating margin of 14.8%, a 20-basis-point decrease from the prior-year quarter. Adjusted consulting operating income increased 4% or $2 million, to $47 million. Margins were relatively similar to prior-year quarter when excluding the impact of foreign currency, as organic revenue growth and benefits related to the restructuring program were offset by investments in key talent to drive long-term growth opportunities. I would note, in the first half of 2010 with flat organic revenue, our industry-leading operating margins have expanded 20 basis points to 16.1%.

Now let me discuss the unallocated income and expenses. Unallocated results including other income were a pre-tax loss of $57 million compared to a pre-tax loss of $32 million in the prior-year quarter. Interest expense increased $7 million due to a higher average interest rate on our unsecured notes placed in July 2009. The prior-year quarter benefited from $9 million of income related to the Company’s ownership in certain insurance investment funds and the extinguishment of certain trust preferred securities. We would continue to expect approximately $5 million per quarter of interest income and $65 million of total unallocated and interest expense.

Turning to taxes, the effective tax rate on continuing operations was 27.5% when excluding the non-cash charge to pension expense, similar to the prior-year quarter. We would continue to anticipate an underlying tax rate on continuing operations of 28% going forward.

Turning to shares, average diluted shares outstanding decreased $10.1 million to $282.6 million for the second quarter, due to the Company’s share repurchase program. Actual shares outstanding on June 30 were 269.7 million compared to 269.4 million at March 31. During the quarter the Company repurchased $50 million or 1.3 million shares at an average purchase price of $41.03 per share and issued approximately 1.5 million shares, primarily for performance-based incentive plans.

The Company has approximately $165 million of remaining authorization under the 2005 share repurchase program and $2 billion under the 2010 share repurchase program. We would not expect to repurchase any shares until the proposed merger with Hewitt is completed. Upon close of the transaction, we would be free to continue with share repurchases.

Now let me turn to the balance sheet and cash flow statement to discuss our financial flexibility. Cash and short-term investments were approximately $734 million, unchanged from the prior quarter, as cash flows from operations was primarily offset by restructuring payments, share repurchase and contributions related to our pension plan. Based on recent negotiation with trustees for certain UK plans and the impact of foreign currency, we now expect to contribute $278 million to our pension plans in 2010, of which we have contributed approximately $140 million year to date.

Total debt outstanding at June 30 was [$2 billion], and debt to capital was 26.6%, down modestly from 28% in the prior quarter.

Turning to cash flow from operations, we excluded the impact of the change in funds held on behalf of clients because it has no impact on cash. Cash flow from operations for the first half of 2010 was $239 million, a significant increase compared to cash usage of $16 million in the prior-year first half.

In summary, Q2 showed organic revenue improvement in both Brokerage and Consulting despite economic weakness and continued soft market conditions. However, against these headwinds we are continuing to focus on cost management, executing our restructuring programs that have substantial savings yet to deliver and strategically investing in long-term growth opportunities. Our balance sheet is strong, and strong cash flow provides excellent liquidity and significant financial flexibility as we drive value creation through improved business results and effective capital management.

With that I’ll turn the call back over to the operator, and we’ll be delighted to take your questions.

Q & A

Operator: (Operator instructions) Keith Walsh.

Keith Walsh: It’s Keith Walsh of Citi. First question, I guess for Christa and/or Greg, around expenses, listening to some of the other conference calls this quarter it seems that the natural inflationary lift in comp is coming back again. And maybe if you could talk to this issue a little? And then, thinking about it, especially excluding your large cost-saving program, what is the natural rate of organic growth really needed going forward to be margin neutral versus, say, the last two years?

Christa Davies: Yes, so if you think about our expense saves, obviously a very large portion of our expense is key to our people. And if you think about the fundamental sort of inflationary pressure on that, it’s probably around 3%. So if you think about the neutralizing — which I think is your sort of question — it would be 2%. And obviously, we’ve said that we think our growth rate longer-term is a couple hundred basis points above GDP, so that gives us substantial operating leverage over that base.

Keith Walsh: Okay, and then the second question, for Greg, you guys are the best out there giving professional liability advice to your clients. But with all due respect, you don’t seem to be taking that advice for your own business. I guess the question would be, where do you stand on this issue of liability caps? And why haven’t we seen a much more aggressive policy towards implementing them like your rival Marsh has done?

Greg Case: Keith, thanks for the questions. We have obviously thought a lot about the limitation liability point that you are raising. And from our standpoint, as we always do, we spent a lot of time with our clients talking to them about it, getting their views, reflections and perspectives on it. And as we continue to evaluate it, we want to make sure we’re always getting the best solution for them possible. Within the context of that, obviously, we’ve got a, in the fullness of time, a mixture where we are mindful of the risks that Aon takes from a balance sheet standpoint, and we are not in the position, as you are highlighting, to take balance sheet risks. That’s just not the business we are in; we are in an advice-based business.

And so you can look for us in the second half of the year to really be taking a more proactive stance on this as we think about both serving our clients as effectively as we can but also protecting the Aon balance sheet in the context of what we do. Those are great questions.

Keith Walsh: So I would assume, just from your answer, that you have been in discussions on this and you do have, potentially, some things to talk about with respect to this going forward?

Greg Case: That’s absolutely correct, and you can look for us in the second half of the year to be taking a much stronger stance on this and doing so in a way that we want to try to be as client adapted and client friendly as possible but also, at the same time, again making sure we are mindful of our balance sheet in what we do. Again, as you are really highlighting here, we are in an advice business, not a balance sheet business, and we are going to make sure we protect against the liabilities that come with that.

Operator: Jay Cohen.

Jay Cohen: Banc of America/Merrill Lynch. Greg, I was wondering in your Consulting business, are you seeing any increased demand yet due to the healthcare reform that’s been put in place?

Greg Case: Jay, we are really just starting to see the cracks on that. From our standpoint, if you step back and think about what the implications of this could be over time, we do believe there’s going to be — there’s real opportunity here. As we said before, if you take a step back and say, is there going to be healthcare? Yes. Is there going to be some version of employer coverage of that in some way, shape or form? We believe that’s going to be yes, certainly for the foreseeable future. And the context of that is when the healthcare bill gets some clarity, and if so there’s some lack of clarity in exactly what it’s going to look like. Our clients are very, very interested in understanding how they can actually get themselves prepared for that.

As an example, we’ve been holding webcasts over the course of the last six, seven months; we’ve held six webcasts, have over 6000 folks join that, employers join that. It’s actually been very, very positive — 10 seminars, 150 participants come to that, specific clients very, very positive. And in the context of what we’ve done, we think there’s a lot of opportunity. We’re just beginning to see the tip of that, and obviously we feel strongly about this opportunity, given some of the other announcements we’ve made recently in the context of what we’re trying to do.

Jay Cohen: Got it. And —

Greg Case: But it’s really not — it’s not showing up in the quarter right now. We are just starting to see this break a bit.

Jay Cohen: And then second question, Greg, I’m wondering if you can talk about the reaction you’ve gotten from your clients in regard to the announcement you made on contingent compensation.

Greg Case: Jay, as we had done very, very carefully, much the same conversation we had on the whole conversation on limited liability, have really spent time talking to clients quite extensively. Steve McGill and our entire team on the retail side, I think, have done an exceptional job and have spent really many months spending time with clients on how they think about this, how they go through it, prospectus on it, etc. And we have actually had a very muted reaction at this point in terms of what we were going to have announced.

Remember, it’s not that surprising, when you think about how we think about compensation. But for us, this is not about contingents; it’s very much around value to price. We’ve essentially said to clients, we will be the highest value in the industry. We will absolutely pursue a set of capabilities that will deliver value. We may cost $1, but we’ll deliver $2. Somebody else, another competitor, might be much cheaper, say $0.50, but they are going to deliver $0.52, as an example. And our clients really understand that and really appreciate the value approach we take.

In terms of the forms of remuneration, as we said before, the key part of this is really transparency, making sure they understand the value they receive and the price they pay for it. And we’ve led the industry around transparency. Back in July 2008, Steve McGill testified in the context of contingent commissions, and we said at the time, look, this is not an irreconcilable conflict. Transparency is the absolute key to this. And as we’ve talked to clients about it, they fully understand it.

I would also just remind you again, if you think about the history of contingent commissions, they have never been a huge thing for Aon. If you go back to the last time they were really reported in business insurance and look at the top 20 takers of contingent commissions, on the top 20 we were very much at the tail, 19 or 20 on the ranking list. Some other prominent folks out there were much, much higher on the list at the time, like number one, number two, number three. And they just have never been a huge part of what we’ve done.

What we’ve essentially said is, look, they are out there, and they are available. And as we talk to clients in markets, if it makes sense, we’ll take them. If it doesn’t, we won’t. But again, it’s not an overriding factor for us, either way — it’s very much around value to price and how we deliver that to clients.

Operator: Meyer Shields.

Meyer Shields: Thanks, good morning, it’s Stifel Nicolaus. In the press release you made mention of the benefits coming from the GRIP platform. I’ve seen some of that as commission leakage, but I was hoping you could expand on that a little bit.

Greg Case: Yes, I think really, what we’re really talking about here — if you take a step back and think about all the initiatives we’ve been driving around but really the category of Aon broking, efforts to really think about our broad-based approach. And as we think and talk to clients, we talk to markets, just making it absolutely clear that in the context as we deliver value to clients and place premiums that we get the delivery on the market front that the markets have agreed to.

So it’s essentially a way to think about reduction of leakage. And leakage again, for us, is defined as if the markets promise 10% and they pay us less than that, it’s just really trying to reconcile the difference between the two. And we’ve made a number of investments in the context of Aon broking around that, both in how we understand our system, which is really what the Global Risk Insight Platform is about, and really it’s just understanding every trade we make in the system globally every day on a real-time basis.

This has been a multi-year investment. It’s given us tremendous capability that we didn’t have before. It lets us be able to evaluate leakage. It helps us really monitor and manage Aon broking. It gives us market insights. It helps us understand penetration we are having with clients and how we think about that. So it’s really a whole range of things we’ve done really across our overall system.

For us, the GRIP is really — the risk impact platform is really an engine. It gives us a very unique use of and view on data that we don’t think anybody else has. It provides an opportunity for us to both talk to clients around greater benchmarking than they’ve ever seen before. It also gives us the opportunity to talk to markets and create a fee-based offering to the extent it can help markets understand the situation and their strategy better. So it really gives us a full range of things we can do. And we’ve now got it implemented in 20 countries around the world, roughly $33 billion of premium flow are entered into the system. As I mentioned in my opening comments, 500,000 trades have been placed or monitored in this. And really, for us, it’s an overall sort of efforts that have begun, just beginning to really pay dividends across the Aon broking platform.

Meyer Shields: And if I can change direction a little bit, there have been some news reports about Aon trying to retain a business that has historically been since third-party wholesalers, and I was hoping you could talk about that a little bit.

Greg Case: Yes. For us this is really back — it really relates to the previous question you had, and it was really around the concepts of how we actually think about our overall business. From our standpoint, we have what we believe are really the most unique set of capabilities in the world in what we do and how we place products and how we approach that everyday. And what we’ve essentially said is we want to absolutely make sure we protect our clients and get them the best insight and the best available placing capability around the world. And we also, in the context that we just described around Aon broking, create a set of opportunities that really helps us measure, manage and monitor the overall process, which the Risk Impact Platform does. And all we really did was just to highlight that we are going to do that more and more on behalf of our clients and, as such, kind of restrict what we do outside of that overall network because we think it’s in the best interests of our clients.

Operator: Jay Gelb.

Jay Gelb: Jay Gelb from Barclays Capital, thanks. Greg or Christa, two questions for you — first, can you talk about the time frame of which to achieve the 25% margin in brokerage? That’s the first one.

And the second is, I know Aon is starting off at a very low base or maybe nothing currently on contingent commissions, but I think investors are really interested in having a sense of how much you feel you can collect over what sort of time frame.

Christa Davies: In terms of the 25% Brokerage margin — obviously, we are very committed to that margin, and very much in the same way we were committed to the 20% margin. And we’ve put it out there as a long-term goal. We have not given a time frame around that goal. What we have said is that there are five key drivers to get to that goal. The first three are within our control. And they are, number one, operating improvements, of which we still have substantial savings through our restructuring programs yet to flow through; in fact, $168 million of savings yet to flow through at brokerage. The second one is the continued rollout of the revenue engine, particularly in APAC and EMEA which is driving — you know, substantial improvements in organic revenue, both improved retention rates and expanded new business. And the third one is Aon broking, which, as Greg has described, is quite holistic around the way we think about markets and developing capabilities to better match insurer appetite for risk and client need.

We believe that we can make substantial progress on just those three initiatives within our control. And in addition there are two initiatives that really are based on market improvement and a reversal of the headwinds we are currently facing. The first and most significant one is GDP and improved short-term interest rates. As you know, a 100 basis point improvement in interest rates is $35 million, top line and bottom line. And then the last one is insurance pricing, and we have continued to say we do not need insurance pricing to turn around to get to a 25% margin long-term, and we are incredibly committed to delivering that margin long-term.

Greg Case: And so I think what you see in the context of this is the three things under our control that Christa just described is — really is our blueprint to march toward 25%, and we are going to do that. The other two we don’t think can get much worse. We’ll see; they essentially could, I guess, but we think potentially could be real tail winds, to the extent they were to kick in either in the economy or in insurance pricing, either one.

By the way, the former, the economy, is much more powerful than insurance pricing, just for reference. Oftentimes, people get confused and think insurance pricing really is something that’s going to ultimately impact us. Obviously, it has a big influence. But the real, real impact, as Christa described, is much more on the economy.

And then on your question on contingent commissions, again I just want to emphasize again, if you look at our history and look at our philosophy now, this really isn’t a focal point for us in terms of how much, when, etc. It really is — we have essentially said in different places, the right time, right places, we will actually engage them and use them. But really, in full transparency, understanding from our clients, I would say, to be clear, as Christa went through how we are going to March to our 25%, contingent commissions were not part of that story. They weren’t included in our contemplation of 25%, so it’s upside against that in the context of what we are doing. And we don’t expect it’s going to have a huge impact in 2010. And if it has impact in ‘11 and ‘12, so be it. But again, it’s just not a big part of what we’re thinking about. It’s just something else that we are going to do as part of remuneration, in a fully transparent world on behalf of our clients.

Jay Gelb: And then on the margin, if at some point, if you can even just give us a range, whether it’s three years, five years or longer, in terms of when to get there, I think it would be helpful.

Greg Case: We understand.

Operator: Dan Johnson.

Dan Johnson: Citadel, thanks for taking the questions, and good morning; a couple, please. Can we talk a little bit about the North American Brokerage performance, maybe a couple of things? Can you touch on how things are going in the new lost retention pipeline front? And then, anything specific you can add on, say, maybe the US side of the North American franchise. And then I do have one follow-up.

Greg Case: Dan, thanks for the question. We obviously have felt very good about continued progress there on the overall Americas front, up 2% for the quarter, obviously an improvement over our prior quarters. And part of this, by the way, is really, as we continue to see development of the programs we put in place in North America and the Americas, we just feel better and better about those, whether they are the revenue engine which has been put in place or all the stuff we are doing around Aon broking put in place. We started with the US, we are now rolling out to the rest of the world. We think this actually bodes very well for what’s happening, going to happen across the world.

But the overall story really for us is, as you think about our ability to get improved share, increased share and grow the business ultimately, holds exactly, as we’ve said, over the last number of quarters. First, from a new business standpoint, we continue to do exceptionally well. We are winning at a 2-to-1 pace, we continue to win on a 2-to-1 pace in the first half of ‘10. And as we look at the larger situation, 669 opportunities, give or take, we’ve won 456, or about 68%, 69%, 70% of those. That’s holding very, very well for us, Dan, and we are exceptionally — feel very, very good about the new business win opportunities.

I described new business generation across the globe. What I just described was really more US-based. But if you look across the growth of the globe, new business generation was around $200 million in the retail brokerage business, up mid-single digits. And really, markets around the world, but really, from a new business standpoint we couldn’t be — we feel very, very good about what we’ve put in place and what we are doing. We are, in fact, doing exceptionally well on the new business front.

And then you can say, well, if that’s new business, what’s happening in the retained book? And as we said before, retention rates are 90% or better. In the US, in particular, the highest retention rates ever at 93%. And the pressure we are feeling is really on insured value. That’s really what’s — it’s really taking it’s toll, driven by the economy, even more than insurance pricing.

So from our standpoint, we think the underlying trends here — if you classify it as performance versus health, performance was fine, good, good improvement. But the underlying health, we feel exceptionally strong about. The underlying health means we are getting new business, we are driving that, we are retaining business at unprecedented levels. And then now, as the economy moves around or turns around in any way, shape or form, we think it gives us lots of upside potential. But the underlying fundamentals — are we winning business, yes? Are we retaining business? Yes — are very strong for us.

Dan Johnson: Is the organic in the US book — has it gotten above positive yet?

Greg Case: It’s been relatively flat. It’s certainly improving, on par with everything else. But it’s been relatively flat. But I would say again, if you think about the US business in the context of what our colleagues in the US are doing, it’s actually very, very strong underlying performance. Understand, they have achieved that performance at a time when construction, which is, as you know, a very large sector for us and even an increasing sector for us, it has been under tremendous, tremendous pressure. And that pipeline is now starting to look more promising and picking up since Q1. Obviously, M&A and P/E activity also a very, very strong sector for us across the US. Those two sectors were basically way down, to say it most positively. And we are able to actually move across and through those set of headwinds to actually perform in a very solid way. And again, I would come back to the health of the underlying US business with what our leadership has put in place is exceptionally strong.

Dan Johnson: And then my follow-up question is on the foreign exchange front. Sometimes it’s hard to tell, but can you give us a little or maybe some exact color on what foreign exchange impact was to the Brokerage and Consulting margins this quarter?

Christa Davies: Yes. It was slightly positive impact on Brokerage margins, so 40 basis points favorable; and a slightly negative impact on Consulting margins.

Operator: Matthew Heimermann.

Matthew Heimermann: Hi, JP Morgan, good morning; a couple questions. First, just with respect to Consulting, once the Hewitt deal gets done, when you think about the platform that you’ve got, should we think about that being the end state platform you want to have in Consulting, or should we expect you to continue to have an appetite to add other practice areas over time?

Greg Case: From our standpoint, as we think about the overall structure of Aon, we feel very good about it post-close — in fact, very, very good about it. We end up with the partnership with Hewitt which  we believe is an exceptionally strong position. Hewitt brings to us opportunity to really substantially strengthen our strategic position on the Consulting front and human capital solutions. It gives us an opportunity to do a lot of cross-sell, which, by the way, we have not valued at all in the partnership, at all, and just strengthens our ability on a client team level. That puts us in an exceptionally strong position.

Also with Hewitt, as you know, it creates significant value, as we’ve said publicly, $1.5 billion of shareholder value, in a way that we think is very manageable execution risk and exceptionally strong cash generating capability. It really actually substantially increases our cash generating capability that we can invest back into buyback, back into risk and other places. But overall — and by the way, we’ve done that in a way that we’ve actually completely maintained our ratings in the context of what we’ve tried to do. So we feel very good about how that comes together, and that leaves us with a structure that we think is actually — positions us quite, quite well. And I wouldn’t look for substantial changes beyond what we’ve got, in the context of where we are.

We really — for us, it isn’t about size; it’s about content and capability. But, it does leave us in a position where we are number one in risk, number one in reinsurance and number one in people. We think that’s a good, solid platform. And what we want to do then is invest to build that platform, and feel very good about that.

Matthew Heimermann: Okay, so no real upside to extend into some of the other management consulting areas, then?

Greg Case: Not at all. In fact, if you think about what we’ve done, it’s a little bit — for us, we’ve really focused our effort really around people and risk. And on the people front, it’s very focused around the elements that we are in. And we don’t see us looking to do anything broader than that. This is really around human capital and people, not management consulting, not areas such as that, purely around human capital. And we want to be, as I said at the beginning of the call, the preeminent firm in the world focused on risk and people.

And that, by the way — again, back to our track record over the last five years — we have, in fact, focused our efforts. We are out of different areas of underwriting in multiple places, to really focus the firm on risk in people. And we don’t plan on broadening that view one bit post-close.

Matthew Heimermann: Would people focus ultimately encompass something like in the assets — well, 401(k) advisory or anything like that, not necessarily the custodial — well, potentially an asset-gathering business as well, which some of the peers — which some of the competitors in that space actually do?

Greg Case: Yes. I think more on the — it’s more on the investment management side. If you think about — Hewitt also just announced their acquisition of Ennis Knupp — great capability. By the way, we are very excited about that and what Hewitt has been able to bring into the fold, a world-class provider in that context. But again, we see this in a very, very combined way. We will not be a balance sheet company, though. We are all about professional services, doing it in a way, again, capital-light advisory business, high return on invested capital in the context of what we are doing, high cash flow, very much around advice.

Matthew Heimermann: What is — taking contingent commissions — what does that mean, if anything, for producer compensation?

Greg Case: Well, in the end, as we’ve thought about overall compensation, it all fits into the overall package. And from our standpoint, we are really focused on this from a client standpoint. And it really doesn’t impact, is not going to impact, reduce our comp one way or the other. This is really around how we think about making sure we’re delivering to clients. It’s clear, absolutely transparent. They understand the value that we are providing in every single way, and doing it in a way that manages any kind of conflicts, whether perceived or real, which we will absolutely manage through.

And really, fundamentally, as we’ve thought about performance, and pay for performance, this is really around long-term performance-based compensation approaches, which, again — contingents for us — there are lots being made out of them. But for us it’s a very, very minor, minor, minor part of how we think about delivering value to clients and getting paid for it. It has been, historically, and will be in the future.

Operator: This concludes today’s conference call. Mr. Case, do you have any final remarks?

Greg Case: I don’t, other than to say again to all who joined today, we very much appreciate being part of this and look forward to our next discussion. Thanks very much.

Operator: That concludes today’s conference. You may disconnect at this time.